THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

SUBSCRIPTION OF NEW A SHARES BY CHINA SOUTHERN AIR HOLDING COMPANY SUBSCRIPTION OF NEW H SHARES BY NAN LUNG HOLDING LIMITED AND CONNECTED TRANSACTIONS PROPOSED MEANS OF RECEIPT OF CORPORATE COMMUNICATION PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION PROPOSED AMENDMENT TO PROCEDURAL RULES OF THE SHAREHOLDERS' GENERAL MEETING AND NOTICE OF EGM AND CLASS MEETINGS

Financial adviser to China Southern Airlines Company Limited

中國國際金融香港證券有限公司
CHINA INTERNATIONAL CAPITAL CORPORATION
HONG KONG SECURITIES LIMITED

Independent financial adviser to the independent board committee and independent shareholders of China Southern Airlines Company Limited

交銀國際(亞洲)有限公司
BOCOM INTERNATIONAL (ASIA) LIMITED
(A wholly owned subsidiary of Bank of Communications Co., Ltd.)

A letter from the Board is set out on pages 4 to 19 of this circular. A letter from the Independent Board Committee is set out on pages 20 to 21 of this circular. A letter from the independent financial adviser to the Independent Board Committee and Independent H Shares Shareholders, is set out on pages 22 to 40 of this circular.

Notices convening the EGM and the Class Meetings to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 26 February 2009 are set out on pages 45 to 60 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

31 December 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	A Share(s) of RMB1.00 each in the capital of the Company
"A Shares Subscription"	the subscription for new A Shares by CSAHC pursuant to the A Shares Subscription Agreement
"A Shares Subscription Agreement"	the subscription agreement dated 10 December 2008 between CSAHC and the Company under which CSAHC agrees to subscribe for, and the Company agrees to issue 721,150,000 new A Shares at the subscription price of RMB3.16 per new A Share
"Articles of Association"	the articles of association of the Company
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of the directors of the Company
"BOCOM International"	BOCOM International (Asia) Limited, a corporation registered under the SFO to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities, being the independent financial adviser to the Independent Board Committee and independent H Shares Shareholders in respect of the Subscription
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"Class Meetings"	the class meeting for holders of A Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of holders of A Shares
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Corporate Communication"	refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors' report, its annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form
"CSAHC"	China Southern Air Holding Company, the controlling shareholder of the Company holding approximately 50.3% equity interest in the Company as at the Latest Practicable Date
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened at 2:00 p.m. on Thursday, 26 February 2009, or any adjournment thereof, to separately consider and, if thought fit, approve, among other things, the Subscription, the proposed means of receipt of Corporate Communication and the proposed amendments to the Articles of Association and the Procedural Rules of Shareholders' General Meeting
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"H Share(s)"	H Share(s) of RMB1.00 each in the capital of the Company
"H Shares Subscription"	the subscription for new H Shares by Nan Lung pursuant to the H Shares Subscription Agreement
"H Shares Subscription Agreement"	the subscription agreement dated 10 December 2008 between Nan Lung and the Company under which Nan Lung agrees to subscribe for, and the Company agrees to issue 721,150,000 new H Shares at the subscription price of HK$ equivalent of RMB1.00 per new H Share
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Subscription
"Independent Shareholders"	Shareholders other than CSAHC and its associates
"Latest Practicable Date"	29 December 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Nan Lung"	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	Share of RMB1.00 each in the capital of the Company
"Shareholders"	the holders of the H Shares and A Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	collectively, the H Shares Subscription and the A Shares Subscription which will be completed separately
"Subscription Agreements"	collectively, the H Shares Subscription Agreement and the A Shares Subscription Agreement

The English name/translations of the companies established in the PRC, relevant authorities in the PRC and other Chinese terms used in this circular are only translations of their official Chinese names. In case of inconsistency, the Chinese names prevail.

In this circular, unless otherwise stated, certain amount denominated in RMB have been converted into HK$ using an exchange rate of RMB1.00 to HK$1.1319 for illustration purpose only. The exchange rates do not constitute representations that any amount has been, could have been, or may be exchanged at this or any other rates at all.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Executive Directors:
Li Wen Xin *(Director)*
Wang Quan Hua *(Director)*
Liu Bao Heng *(Director)*
Si Xian Min *(Director, President)*
Tan Wan Geng *(Director, Executive Vice President)*
Xu Jie Bo *(Director, Executive Vice President, Chief Financial Officer)*
Chen Zhen You *(Director)*

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Yang Guang Hua *(Supervisor)*
Yang Yi Hua *(Supervisor)*
Liang Zhong Gao *(Supervisor)*
Zhang Wei *(Supervisor)*

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

Principal place of business in Hong Kong:
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

31 December 2008

To the Shareholders

Dear Sir or Madam,

SUBSCRIPTION OF NEW A SHARES BY CHINA SOUTHERN AIR HOLDING COMPANY SUBSCRIPTION OF NEW H SHARES BY NAN LUNG HOLDING LIMITED AND CONNECTED TRANSACTIONS PROPOSED MEANS OF RECEIPT OF CORPORATE COMMUNICATION PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION PROPOSED AMENDMENT TO PROCEDURAL RULES OF THE SHAREHOLDERS' GENERAL MEETING AND NOTICE OF EGM AND CLASS MEETINGS

1. INTRODUCTION

Reference is made to the Company's announcements dated 10 December 2008 and 30 December 2008 in relation to the Subscription and the proposed means of receipt of Corporate Communication.

The purposes of this circular are, among other things, (1) to provide you with further information in relation to the Subscription and the proposed consequential amendments to the Articles of Association, effective upon the simultaneous completion of the Subscriptions; (2) to provide you with information in relation to the proposed resolution to be approved by the Shareholders at the EGM that the Company may send or supply Corporate Communication to the holders of H Shares in relation to whom certain conditions are met by making the Corporate Communication available on the Company's own website and the proposed additional amendments to the Articles Association and the Procedural Rules of the Shareholders' General Meeting for the purpose of effecting the same; (3) to set out the letter of advice from BOCOM International to the Independent Board Committee and the Independent H Shares Shareholders, as well as the recommendations of the Independent Board Committee in relation to the terms of the Subscription (being a connected transaction of the Company); and (4) to give you notices of the EGM and (where applicable) the Class Meetings to consider and, if thought fit, to approve resolutions in relation to, among other things, the Subscription, the proposed means of receipt of Corporate Communication and the proposed amendments to the Articles of Association and the Procedural Rules of the Shareholders' General Meeting.

2. SUBSCRIPTIONS

SUBSCRIPTION OF NEW A SHARES BY CSAHC

A Shares Subscription Agreement dated 10 December 2008

Parties

(1) The Company, as the issuer.

(2) CSAHC, as the subscriber.

Number of new A Shares subscribed for

CSAHC will subscribe for 721,150,000 new A Shares. Such new A Shares represent approximately 10.99% of the existing issued share capital of the Company, approximately 9.90% of the issued share capital of the Company as enlarged by the issue of the new A Shares and approximately 9.01% of the Company's enlarged issued share capital after completion of the Subscription.

Immediately after completion of the A Shares Subscription and taking into account the 3,300,000,000 A Shares CSAHC already holds (representing approximately 50.30% of the existing issued share capital of the Company), CSAHC will hold an aggregate of 4,021,150,000 Shares, representing approximately 55.22% of the issued share capital of the Company as enlarged by the issue of the new A Shares.

Subscription price

The subscription price per new A Share is RMB3.16. The aggregate subscription price of RMB2,278,834,000 shall be payable in cash within 10 business days from the date on which the Company has notified CSAHC that the conditions precedent set out below have been satisfied. The subscription price of RMB3.16 per A Share was agreed after arm's length negotiations between the parties with reference to not less than the 90% of the average trading price of RMB3.51 per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to 11 December 2008.

Conditions precedent

The A Shares Subscription is conditional upon the satisfaction of the following conditions:

(1) the approval by the General Managers Meeting of CSAHC for the A Shares Subscription has been obtained;

(2) the approvals by the Independent Shareholders at the EGM and the Class Meetings for the issue of new A Shares pursuant to the A Shares Subscription Agreement have been obtained; and

(3) the receipt of all authorisations, permits, consents and approvals from the relevant approval authorities for the A Shares Subscription contemplated under the A Shares Subscription Agreement.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders' resolution approving the A Shares Subscription, the Company and CSAHC shall not be bound to proceed with the A Shares Subscription and the A Shares Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the A Shares Subscription Agreement.

Completion

The Company shall attend to the issue of new A Shares to CSAHC within 10 business days from the date of satisfaction of the above-mentioned conditions precedent. The A Shares Subscription will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares have been fully subscribed by CSAHC. The Company and CSAHC shall attend to and complete the relevant industrial and commercial registration procedures after completion of the A Shares Subscription.

Transfer restrictions

CSAHC will not dispose of any of the new A Shares within a period of 36 months from the date of issue of the new A Shares.

SUBSCRIPTION OF NEW H SHARES BY NAN LUNG

H Shares Subscription Agreement dated 10 December 2008

Parties

(1) The Company, as the issuer.

(2) Nan Lung, a wholly-owned subsidiary of CSAHC, as the subscriber.

Number of new H Shares subscribed for

Nan Lung will subscribe for 721,150,000 new H Shares. Such new H Shares represent approximately 10.99% of the existing issued share capital of the Company, approximately 9.90% of the issued share capital of the Company as enlarged by the issue of the new H Shares and approximately 9.01% of the Company's enlarged issued share capital after completion of the Subscription. The new H Shares will be issued under a specific mandate of the Company.

Immediately after completion of the H Shares Subscription, CSAHC, through Nan Lung, will hold new H Shares representing approximately 9.90% of the issued share capital of the Company as enlarged by the issue of the new H Shares. Taking into account the 3,300,000,000 A Shares CSAHC already holds (representing approximately 50.30% of the existing issued share capital of the Company), CSAHC will, directly and indirectly hold an aggregate of 4,021,150,000 Shares, representing approximately 55.22% of the issued share capital of the Company as enlarged by the issue of the new H Shares.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the new H Shares.

Subscription price

The subscription price per new H Share is HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13), the actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by the People's Bank of China on the date of payment by Nan Lung. Pursuant to the relevant rules and regulations of PRC and the Articles of Association, the H Shares shall not be issued below its par value. As such, the issue of new H Shares under the H Shares Subscription is fixed at HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13).

The aggregate subscription price of RMB721,150,000 will be payable in cash within 10 business days from the date on which the Company has notified Nan Lung that the conditions precedent set out below have been satisfied. The subscription price was agreed after arm's length negotiations between the parties with reference to the recent market prices and the par value of the H Shares.

The subscription price of HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13) per new H Share represents:

(a) a premium of approximately 21.71% over the closing price of HK$0.93 per H Share as quoted on the Stock Exchange on 26 November 2008, being the date of suspension of trading in the H Shares;

(b) a premium of approximately 6.58% over the average closing price of HK$1.062 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to 26 November 2008, being the date of suspension of trading in the H Shares;

(c) a premium of approximately 3.27% over the average closing price of HK$1.096 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to 26 November 2008, being the date of suspension of trading in the H Shares;

(d) a premium of approximately 2.29% over the average closing price of HK$1.107 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 26 November 2008, being the date of suspension of trading in the H Shares; and

(e) the par value of the H Shares.

Conditions precedent

The H Share Subscription is conditional upon the following conditions:

(1) the approvals by the Independent Shareholders at the EGM and the Class Meetings for the issue of new H Shares pursuant to the H Share Subscription Agreement;

(2) the approvals by the directors of Nan Lung for the H Shares Subscription;

(3) the receipt of all authorisations, permits, consents and approvals from the relevant approval authorities for the H Shares Subscription contemplated under the H Shares Subscription Agreement; and

(4) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders' resolution approving the H Shares Subscription, the Company and Nan Lung shall not be bound to proceed with the H Shares Subscription and the H Shares Subscription Agreement shall cease to be of any effect save in respect of claims arising out of any antecedent breach of the H Shares Subscription Agreement.

Completion

Completion of the H Shares Subscription will take place within 10 business days from the date on which the Company has notified Nan Lung that the conditions precedent set out above have been satisfied. The Company and Nan Lung shall attend to and complete the relevant industrial and commercial registration procedures after completion of the H Shares Subscription.

Transfer restrictions

Nan Lung shall not dispose of any of the new H Shares within a period of 12 months from the date of issue of the new H Shares.

RANKING OF NEW SHARES TO BE ISSUED

The new A Shares to be issued pursuant to the A Shares Subscription will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that they are subject to the lock-up period of 36 months as mentioned above.

The new H Shares to be issued pursuant to the H Shares Subscription will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that they are subject to the lock-up period of 12 months as mentioned above.

The new A Shares and the new H Shares will be allotted and issued to CSAHC and Nan Lung on different dates, subject to the approval from the Independent Shareholders in the EGM and the Class Meetings and the relevant approval authorities. As advised by the PRC legal advisers of the Company, the proposed issue of new A Shares and the new H Shares at different prices contemplated under the Subscription is legally enforceable under and in compliance with all the relevant rules and regulations in the PRC.

ADJUSTMENT TO THE SUBSCRIPTION PRICE AND THE NUMBER OF NEW A SHARES AND H SHARES TO BE SUBSCRIBED

The subscription price and the number of new A Shares and H Shares to be subscribed shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date of new A Shares (11 December 2008) to the date of issue of the new A Shares and H Shares.

Assuming the subscription price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or placing of each Share as K, the price of the new Shares or rights issue as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value is reserved up to two digits after the decimal place, and rounding to the last figure, and the subscription price for A Shares shall not be less than its nominal value of RMB1.00 per A Share and the subscription price for new H Shares shall not be less than its HK$ equivalent of its nominal value of RMB1.00 per H Share), then

Dividends distribution: $P_1 = P_0-D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;
Issue of new Shares or placing: $P_1 = (P_0+AK)/(1+K)$;
Combination of the three items: $P_1 = (P_0-D+AK)/(1+N+K)$.

SHAREHOLDING STRUCTURE OF THE COMPANY

Shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the Subscription (assuming no further issuance of Shares)

	CSAHC (A Shares)	Nan Lung (H Shares)	Public (A Shares)	Public (H Shares)	Total
Number of Shares held as at the Latest Practicable Date	3,300,000,000	–	1,500,000,000	1,761,267,000	6,561,267,000
% to the existing total issued share capital of the Company as at the Latest Practicable Date	50.30	–	22.86	26.84	100%
Number of new H Shares and A Shares held	721,150,000	721,150,000	–	–	1,442,300,000
Number of Shares held immediately after completion of the Subscription	4,021,150,000	721,150,000	1,500,000,000	1,761,267,000	8,003,567,000
% to the total issued share capital of the Company immediately after completion of the Subscription	50.24	9.01	18.75	22.00	100%

The principal business activity of the Company is that of civil aviation.

CSAHC is a state-owned enterprise established in the PRC. The principal activity of CSAHC is investment holding.

Nan Lung is a company incorporated in Hong Kong and is wholly owned by CSAHC. The principal business activity of Nan Lung is the provision of airline and air cargo agency services.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The Company is actively seeking ways to strengthen its capital base and lessen its debt burden from time to time. However, amid the current gloomy economic condition, it is difficult for the Company to raise fund directly from the market. The Directors have considered alternative means for the Group to raise funds other than the Subscription, such as, debt financing. However, given the current financial condition of the Group, the Directors believe that taking up further borrowings or other bank financing would increase the Group's finance costs, and, in turn, will further deteriorate the Group's financial position. As the controlling Shareholder is willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from its controlling Shareholders in order to enhance the capital base of the Company. The Company will be able to raise gross proceeds of RMB721,150,000 (equivalent to RMB1.00 per new H Share) and net proceeds of approximately RMB716,150,000 (equivalent to approximately RMB0.993 per new H Share) from the H Shares Subscription and to raise gross proceeds of RMB2,278,834,000 (equivalent to RMB3.16 per new A Share). Accordingly, the Company will be able to raise gross proceeds of approximately RMB3 billion from the Subscription, if completed.

The Directors consider that the respective subscription prices for A Shares and H Shares are fair and reasonable by taking into account (i) the recent market prices of the A Shares and the H Shares, (ii) the par value per H Share and A Share and (iii) the relevant rules and regulations in PRC and Hong Kong in determining the respective subscription price for A Shares and H Shares, with details below:

(i) the A Shares and H Shares were always traded at substantially different prices in the past. The average trading price of A Shares as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to 27 November 2008, being the date of suspension of trading of A Shares was approximately RMB3.51 (approximately 3.5 times above its par value) while the H Shares were traded around or below its par value before the determination of the subscription price for the new H Shares (the average closing price for H Shares as quoted on the Stock Exchange for the twenty trading days immediately prior to 26 November 2008, being the date of suspension of trading in the H Shares was only HK$1.107);

(ii) the par value of RMB1.00 per A Share and H Share; and

(iii) the pricing mechanism of the A Shares (to issue the new A Shares at a discount) is pursuant to the provisions stipulated in the "Measures on the Administration of Issuance of Securities by Listed Companies" and "Regulations on the Implementation of the Non-public Issue of Shares of Listed Companies"; while there is no specific provisions regulating the pricing mechanism of the H Shares under the Listing Rules, pursuant to the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association, the Company cannot issue Shares below its par value. As such, the Company can only issue the new H Shares at a premium (as the trading prices of H Shares were below the par value of H Shares before the determination of the subscription price for the new H Shares) in order to comply with the relevant rules and regulations in the PRC and the Articles of Association.

The Board also believes that the Subscription will be beneficial to the Company as it can facilitate the Company to reasonably allocate and fully utilize their existing assets as well as leverage the complementary advantages of various resources, lighten the debt burden of the Company, and enhance the overall benefit of the Company. Further, the Company is currently classified as a "foreign invested stock enterprise" as the percentage of the H Shares exceeds 25% of the total issued share capital of the Company and the Company is entitled to enjoy various tax benefits granted to "foreign invested stock enterprises" in the PRC, e.g. exemption of the city protection and construction tax and additional education fee. However, if the percentage of the H Shares drops below 25%, the Company will lose its "foreign invested stock enterprise" status and be re-classified as "stock enterprise with foreign investment". The Company may lose the tax benefits currently received by the Company which may unnecessarily and substantially increase its tax burden, which will in turn, substantially affect the financial performance of the Company. Having considered the above, the Directors consider the terms of the Subscription Agreements are fair and reasonable and the decision to split the share issue between the PRC and Hong Kong by raising the funds through the issue of both A Shares and H Shares are in the best interests of the Company and the Shareholders (particularly medium to small Shareholders) as a whole are concerned.

The Company considers that the Subscription is a preferred method of fund raising as compared with other fund raising exercises.

RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising exercise in the past 12 months preceding the Latest Practicable Date.

The Company will use the estimated net proceeds of the Subscription to repay the principals of the bank loans of the Company. The remaining proceeds (if any) after repayment of the principals of the bank loans will be used as working capital of the Company.

Details on the use of proceeds from A Shares Subscription for repayment of loans are as follows:

Serial No.	Banks	Outstanding Loans *(RMB)*	Date of Maturity
1	Dongshan Branch, Agriculture Bank of China	500,000,000.00	20 April 2011
2	Liuhua Branch, Industrial and Commercial Bank	300,000,000.00	20 April 2011
3	Bank of China, Guangdong Province Branch	400,000,000.00	1 July 2011
4	Dongshan Branch, Agriculture Bank of China	500,000,000.00	29 July 2011
5	Guangzhou Liuhua Branch, Industrial and Commercial Bank	300,000,000.00	26 August 2011
6	Guangzhou Liuhua Branch, Industrial and Commercial Bank	300,000,000.00	13 October 2011
Total		**2,300,000,000.00**	

Details on the use of proceeds from H Shares Subscription for repayment of loan are as follows:

Serial No.	Bank	Outstanding Loan *(USD)*	Date of Maturity
1	Bank of China, Guangdong Province Branch	148,000,000.00	5 December 2009
Total		**148,000,000.00**	

Note: If the proceeds being raised is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

FINANCIAL IMPACT OF THE SHARE SUBSCRIPTIONS

The total proceeds of the Subscription will be approximately RMB3 billion before deduction of expenses. The capital injection will significantly enhance the capital structure and financial position of the Group by improving its balance sheet and leverage ratios.

As of 30 September 2008, the Group's total assets and shareholders equities were RMB87,837 million and RMB12,251 million respectively. With the injection of the proceeds from the Subscription of approximately RMB3 billion) in cash, the total assets and shareholders equities of the Group will increase to approximately RMB90,837 million and RMB15,251 million. Accordingly, the book value per Share will increase to RMB1.91 per Share from the original RMB1.87 per Share.

The current ratio, being current assets divided by current liabilities, of the Group as of 30 September 2008 was approximately 24.10%. Immediately upon the completion of the Subscriptions, the current ratio of the Group will rise to approximately 30.70%.

The gearing ratio, being the ratio of total liabilities over total assets, of the Group was approximately 83.30% as of 30 September 2008. The proceeds from the Subscription will increase the total assets of the Group and hence reduce the gearing ratio to approximately 80.50%.

In addition, as the Group will use the proceeds from the Subscription to pay down its debt obligations, the capital structure and financial position of the Group would be further improved. By reducing its debt obligations, the Group would also be able to reduce its interest expense and enhance its net income accordingly.

IMPLICATIONS UNDER THE LISTING RULES

The issue of new A Shares and H Shares pursuant to the Subscription will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new A Shares and H Shares is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings. At the EGM convened for the purpose of approving the issue of new A Shares and H Shares pursuant to the Subscription, CSAHC and its associates will abstain from voting. Likewise, at the Class Meetings for the purpose of approving the issue of new H Shares and A Shares pursuant to the Subscription, CSAHC and its associates will also abstain from voting.

Independently of the approval requirements mentioned above, since CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company, the Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders' approval requirements. Thus, an Independent Board Committee comprising the independent non-executive Directors has been formed to advise Independent Shareholders on the terms of the Subscription Agreement. An independent financial adviser BOCOM International, has, in accordance with the Listing Rules, been appointed to advise the Independent Board Committee and the Independent H Shares Shareholders on the same. For the purpose of Chapter 14A of the Listing Rules and in respect of the Subscription, the Company will convene the EGM for the Independent Shareholders to consider and, if thought fit, to approve the Subscription pursuant thereto.

WARNING: The Subscription is a possibility only. Completion of the Subscription is conditional upon the fulfillment of certain conditions under the Subscription Agreements as mentioned above. Accordingly, the Subscription Agreements may or may not be completed and the Subscription may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

3. PROPOSED MEANS OF RECEIPT OF CORPORATE COMMUNICATION

The Stock Exchange published amendments to the Listing Rules on 28 November 2008 in relation to, among others, Rule 2.07A in respect of an issuer's Corporate Communication to the relevant holders of its securities using electronic means. The amendments to the Listing Rules will come into effect on 1 January 2009. Pursuant to the amendments to Rule 2.07A of the Listing Rules, to the extent that:

(1) the shareholders of the listed issuer have resolved in general meeting that the listed issuer may send or supply Corporate Communication to shareholders by making them available on the listed issuer's own website; or

(2) the listed issuer's constitutional documents contain provision to that effect,

a holder of the listed issuer's securities in relation to whom the following conditions are met is taken to have agreed that the listed issuer may send or supply Corporate Communication to him in that manner: (i) the holder has been asked individually by the listed issuer to agree that the listed issuer may send or supply Corporate Communication generally, or the Corporate Communication in question, to him by means of the listed issuer's own website; and (ii) the listed issuer has not received a response indicating the holder's objection within the period of 28 days beginning with the date on which the listed issuer's request was sent.

For the purpose of environmental protection and cost saving, the Directors consider that it is of the interests of the Company and the Shareholders as a whole if the Company could send or supply Corporate Communication to the holders of H Shares by simply making them available on the Company's own website (www.csair.com). An ordinary resolution will be proposed to be approved by the Shareholders at the EGM that the Company may send or supply Corporate Communication to the holders of H Shares in relation to whom certain conditions are met by making the Corporate Communication available on the Company's own website. The Articles of Association and the Procedural Rules of the Shareholders' General Meeting are also proposed to be amended for the purpose of effecting the same accordingly.

The Company will make arrangements in due course to ask the Shareholders individually whether he or she agrees that the Company may send or supply Corporate Communication to him or her by means of the Company's own website.

4. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE PROCEDURAL RULES OF THE SHAREHOLDERS' GENERAL MEETING

If the Subscription is approved in the EGM, the registered share capital of the Company will need to be increased upon completion of the Subscription and the Articles of Association will be required to be amended to reflect the changes in the registered capital and the issued share capital as a result of the Subscription.

The proposed amendments to the Articles of Association consequential to the Subscription are subject to the approval of the Shareholders by way of a special resolution at the EGM and the Class Meetings and will become effective after registration with the relevant government authorities in the PRC, if the Subscription is approved in the EGM and Class Meetings and the Company has obtained approval from China Securities Regulatory Commission (CSRC). The resolution regarding the proposed amendments to the Articles of Association consequential to the Subscription is set out in resolution numbered 4 in the notice of EGM and the Class Meetings set out on pages 45 to 60 of this circular.

The Articles of Association and the Procedural Rules of the Shareholders' General Meeting is also proposed to be amended for the purpose of effecting the publication or provision of the Corporate Communication to the holders of H Shares through the Company's website. Such proposed amendments are subject to the approval of the Shareholders by way of a special resolution at the EGM and will become effective after registration with the relevant government authorities in the PRC. The resolution regarding the details of such proposed amendments are set out in resolutions numbered 5 and 6 in the notice of EGM set out on pages 45 to 60 of this circular.

5. EGM AND CLASS MEETINGS

The EGM and the Class Meetings will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 26 February 2009 to consider and, if thought fit, approve, among other matters, the Subscription, the proposed means of receipt of Corporate Communication and the proposed amendments to the Articles of Association and the Procedural Rules of Shareholders' General Meeting. The EGM will be held at 2:00 p.m. on Thursday, 26 February 2009. The Class Meeting for holders of A Shares will be held immediately after the conclusion of the EGM and the Class Meeting for holders of H Shares will be held immediately after the conclusion of the Class Meeting for the holders of A Shares, to consider and, if thought fit, approve the Subscription. Notices of the EGM and the Class Meetings are set out on pages 45 to 60 of this circular.

Form(s) of proxy for use at the EGM and the Class Meetings is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the form(s) of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Ltd. at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the Company's registered office at 278 Ji Chang Road Guangzhou PRC 510405, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form(s) of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

6. CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from 24 January 2009 to 26 February 2009, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the EGM and the Class Meetings, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Ltd. at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 23 January 2009.

7. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 124 of the Articles of Association, any vote of shareholders of the Company taken at a general meeting to approve the following transactions or arrangements must be taken on a poll:

i. connected transactions;

ii. transactions that are subject to independent shareholders' approval;

iii. granting of options to a substantial shareholder or an independent non-executive director of the company, or any of their respective associates; and

iv. any other transactions in which a shareholder has a material interest and is therefore required to abstain from voting at the general meeting.

8. RECOMMENDATION OF THE BOARD

The Directors consider that the Subscription, the proposed means of receipt of Corporate Communication and the proposed amendments to the Articles of Association and the Procedural Rules of Shareholders' General Meeting are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders to vote in favour of the resolutions to be proposed at the EGM and the relevant Class Meetings in respect of the above.

Having taken into account the advice of BOCOM International, the Independent Board Committee considers that the Subscription is on normal commercial terms, fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM and the relevant Class Meetings in respect of the Subscription.

9. ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 20 to 21 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and to the letter from BOCOM International as set out on pages 22 to 40 of this circular which contains its advice to the Independent Board Committee and the Independent H Shares Shareholders in relation to the Subscription therein.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By Order of the Board
Li Wen Xin
Director

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

31 December 2008

To the Independent Shareholders

Dear Sir or Madam,

**CONNECTED TRANSACTION –
SUBSCRIPTION OF NEW A SHARES BY
CHINA SOUTHERN AIR HOLDING COMPANY
AND
SUBSCRIPTION OF NEW H SHARES BY
NAN LUNG HOLDING LIMITED**

We refer to a circular (the "Circular") of the Company dated 31 December 2008 of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you on whether the terms of the Subscription are on normal commercial terms and are fair and reasonable as far as the Independent Shareholders are concerned and whether the Subscription is in the interest of the Company and the Shareholders as a whole. BOCOM International has been appointed as the Independent Financial Adviser to advise us and the Independent H Shares Shareholders in this regard.

We wish to draw your attention to the letter from the Board set out on pages 4 to 19 of the Circular and the letter from BOCOM International as set out on pages 22 to 40 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Subscription Agreements with the principal factors and reasons for its advice and recommendation.

RECOMMENDATION

Having considered the terms of the Subscription Agreements and taking into account the advice and recommendation of BOCOM International, we are of the view that the terms of the Subscription Agreements are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
the Independent Board Committee of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Wang Zhi **Sui Guang Jun**
Gong Hua Zhang **Lam Kwong Yu**
Independent Non-executive Directors

The following is the text of a letter from BOCOM International (Asia) Limited to the independent H Shares Shareholders and the Independent Board Committee prepared for the purpose of incorporation in this circular:

交銀國際(亞洲)有限公司
BOCOM INTERNATIONAL (ASIA) LIMITED
(A wholly owned subsidiary of Bank of Communications Co., Ltd.)

31 December 2008

To the Independent Board Committee and the independent H Share Shareholders of China Southern Airlines Company Limited

Dear Sirs,

CONNECTED TRANSACTIONS IN RELATION TO THE SUBSCRIPTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the independent H Share Shareholders in respect of the Subscription, particulars of which are set out in a circular to the Shareholders dated 31 December 2008 (the "Circular") and in which this letter is reproduced. Unless the context requires otherwise, terms used in this letter shall have the same meanings as those defined in the Circular.

On 10 December 2008, the Company and CSAHC entered into the A Shares Subscription Agreement and the Company and Nan Lung, a wholly-owned subsidiary of CSAHC, entered into the H Shares Subscription Agreement respectively. Pursuant to the A Shares Subscription Agreement, the Company has agreed to allot and issue 721,150,000 new A Shares to CSAHC. Pursuant to the H Shares Subscription Agreement, the Company has agreed to allot and issue 721,150,000 new H Shares to Nan Lung.

CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC and hence they are connected persons of the Company under the Listing Rules. The entering into the Subscription Agreements constitutes connected transactions of the Company and is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

An Independent Board Committee comprising the independent non-executive Directors has been formed to advise the Independent Shareholders in relation to the Subscription. In respect of the Subscription, the Company will convene the EGM for the Independent Shareholders to consider and, if thought fit, to approve the issue of new A Shares to CSAHC and new H Shares to Nan Lung thereto.

In this connection, the Circular containing, inter-alia, the information relating to the Subscription, the recommendation from the Independent Board Committee in respect of the Subscription and this letter, is despatched to the H Share Shareholders. In particular, this letter will set out our recommendation to the Independent Board Committee as to whether the terms of the Subscription Agreements are fair and reasonable so far as the independent H Share Shareholders are concerned and whether the Subscription is in the ordinary and usual course of business of the Company and in the interest of the Company and its Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify relying on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the affairs and the business of the Company, Nan Lung and CSAHC.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion and recommendation in respect of the Subscription, we have considered the following principal factors:

A. Background

As set out in the Letter from the Board contained in the Circular, on 10 December 2008, the Company and CSAHC entered into the A Shares Subscription Agreement and the Company and Nan Lung, a wholly-owned subsidiary of CSAHC, entered into the H Shares Subscription Agreement respectively. Pursuant to the A Shares Subscription Agreement, CSAHC has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue 721,150,000 new A Shares at the subscription price of RMB3.16 per new A Share, for a consideration of RMB2,278,834,000. Pursuant to the H Shares Subscription Agreement, Nan Lung has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue 721,150,000 new H Shares at the subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share, for a consideration of approximately RMB721,150,000 (equivalent to approximately HK$816,269,685).

In accordance with the Articles of Association, the Listing Rules and applicable rules and regulations in the PRC, the issue of new A Shares and H Shares pursuant to the Subscription is subject to the approval of the Shareholders by way of special resolutions at a general meeting and separate class meetings. At the EGM and the Class Meetings convened for the purpose of approving the issue of new A Shares and H Shares pursuant to the Subscription, CSAHC and its associates will abstain from voting.

The principal business activity of the Company is civil aviation. CSAHC is a state-owned enterprise established in the PRC and its principal activity is investment holding. Nan Lung is a company incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The principal business activity of Nan Lung is the provision of airline and air cargo agency services.

B. Reasons for the Subscription

The Company will be able to raise gross proceeds of RMB721,150,000 (equivalent to RMB1.00 per new H Share) and net proceeds of approximately RMB716,150,000 (equivalent to approximately RMB0.993 per new H Share) from the H Shares Subscription, and to raise gross proceeds of RMB2,278,834,000 (equivalent to RMB3.16 per new A Share) from the A Shares Subscription. Accordingly, the Company will be able to raise gross proceeds of approximately RMB3 billion from the Subscription, if completed.

As stated in the Letter from the Board, the Company is actively seeking ways to strengthen its capital base and lessen its debt burden from time to time. The Directors have considered alternative means to raise funds other than the Subscription but it is difficult to raise funds directly from the capital markets amid the current gloomy economic conditions. In addition, the Directors have considered that further borrowings or bank financing would increase the Group's financial expenses and it would in turn deteriorate the financial position of the Group. The Directors consider that it is in the interest of the Company to raise equity capital directly from its controlling Shareholders to enhance the capital base of the Company. We noted that the Hang Seng Index has decreased by approximately 48% from 27,616 as at 9 January 2008, being the highest point during the period from 1 January 2008 to 29 December 2008, to 14,328 as at 29 December 2008 and concurred with the Directors' view that it is difficult to raise funds directly from the capital markets.

Having considered the present capital market conditions, we concur with the Company's view that the Subscription is a preferred method of fund raising as compared with other fund raising exercises.

C. Major Terms of the A Shares Subscription Agreement

Parties

The Company as the issuer and CSAHC as the subscriber.

Number of new A Shares to be subscribed for

CSAHC will subscribe for 721,150,000 new A Shares. Such new A Shares represent approximately 10.99% of the existing issued share capital of the Company, approximately 9.90% of the issued share capital of the Company as enlarged by the issue of the new A Shares, and approximately 9.01% of the Company's enlarged issued share capital after completion of the Subscription.

Immediately after completion of the A Shares Subscription and taking into account the 3,300,000,000 A Shares CSAHC already holds (representing approximately 50.30% of the existing issued share capital of the Company), CSAHC will hold an aggregate of 4,021,150,000 Shares, representing approximately 55.22% of the issued share capital of the Company as enlarged by the issue of the new A Shares.

A Shares Subscription price

The subscription price per new A Share is RMB3.16 (the "A Shares Subscription Price"). The aggregate subscription price of RMB2,278,834,000 shall be payable in cash within 10 business days from the date on which the Company has notified CSAHC that the conditions precedent set out below have been satisfied. The subscription price was agreed after arm's length negotiations between the parties with reference to not less than 90% of the average trading price of approximately RMB3.51 per A Share as quoted on the Shanghai Stock Exchange for the 20 trading days immediately prior to 11 December 2008.

Conditions precedent

The A Shares Subscription is conditional upon the satisfaction of the following conditions:

(1) the approval by the General Managers Meeting of CSAHC for the A Shares Subscription has been obtained;

(2) the approvals by the Independent Shareholders at the EGM and the Class Meetings for the issue of new A Shares pursuant to the A Shares Subscription have been obtained; and

(3) the receipt of all authorisations, permits, consents and approvals from the relevant authorities and other relevant approvals for the A Shares Subscription contemplated under the A Shares Subscription Agreement.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the Shareholders' resolution approving the A Shares Subscription, the Company and CSAHC shall not be bound to proceed with the A Shares Subscription and the A Shares Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the A Shares Subscription Agreement.

Completion

The Company shall attend to the issue of the new A Shares to CSAHC within 10 business days from the date of satisfaction of the above-mentioned conditions precedent. The A Shares Subscription will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares have been fully subscribed by CSAHC. The Company and CSAHC shall attend to and complete the relevant industrial and commercial registration procedures after completion of the A Shares Subscription.

Transfer restrictions

CSAHC shall not dispose of any of the new A Shares within a period of 36 months from the date of issue of the new A Shares.

D. Major Terms of the H Shares Subscription Agreement

Parties

The Company as the issuer and Nan Lung, a wholly-owned subsidiary of CSAHC, as the subscriber.

Number of new H Shares to be subscribed for

Nan Lung will subscribe for 721,150,000 new H Shares. Such new H Shares represent approximately 10.99% of the existing issued share capital of the Company, approximately 9.90% of the issued share capital of the Company as enlarged by the issue of the new H Shares, and approximately 9.01% of the Company's enlarged issued share capital after completion of the Subscription. The new H Shares will be issued under a specific mandate of the Company.

Immediately after completion of the H Shares Subscription, CSAHC, through Nan Lung, will hold new H Shares representing approximately 9.90% of the issued share capital of the Company as enlarged by the issue of the new H Shares. Taking into account the 3,300,000,000 A Shares CSAHC already holds (representing approximately 50.30% of the existing issued share capital of the Company), CSAHC will, directly and indirectly, hold an aggregate of 4,021,150,000 Shares, representing approximately 55.22% of the issued share capital of the Company as enlarged by the issue of the new H Shares.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the new H Shares.

H Shares Subscription Price

The subscription price per new H Share is HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13) (the "H Shares Subscription Price") and the actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by the People's Bank of China on the date of payment by Nan Lung. Pursuant to the relevant rules and regulations of PRC and the Articles of Association, the H Shares shall not be issued below its par value. As such, the issue of new H Shares under the H Shares Subscription is fixed at HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13).

The aggregate subscription price of RMB721,150,000 will be payable in cash within 10 business days from the date on which the Company has notified Nan Lung that the conditions precedent set out below have been satisfied. The subscription price was agreed after arm's length negotiations between the parties with reference to the recent market prices and the par value of the H Shares.

Conditions precedent

The H Shares Subscription is conditional upon the following conditions:

(1) the approvals by the Independent Shareholders at the EGM and the Class Meetings for the issue of new H Shares pursuant to the H Shares Subscription Agreement;

(2) the approvals by the directors of Nan Lung for the H Shares Subscription;

(3) the receipt of all authorisations, permits, consents and approvals from the relevant authorities for the H Shares Subscription contemplated under the H Shares Subscription Agreement; and

(4) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the Shareholders' resolution approving the H Shares Subscription, the Company and Nan Lung shall not be bound to proceed with the H Shares Subscription and the H Shares Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the H Shares Subscription Agreement.

Completion

Completion of the H Shares Subscription will take place within 10 business days from the date on which the Company has notified Nan Lung that the conditions precedent

set out above have been satisfied. The Company and Nan Lung shall attend to and complete the relevant industrial and commercial registration procedures after completion of the H Shares Subscription.

Transfer restrictions

Nan Lung shall not dispose of any of the new H Shares within a period of 12 months from the date of issue of the new H Shares.

E. Ranking of the New Shares to be Issued

The new A Shares to be issued pursuant to the A Shares Subscription will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that they are subject to the lock-up period of 36 months as mentioned above.

The new H Shares to be issued pursuant to the H Shares Subscription will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that they are subject to the lock-up period of 12 months as mentioned above.

The new A Shares and the new H Shares will be allotted and issued to CSAHC and Nan Lung on different dates, subject to the approval from the Independent Shareholders in the EGM and the Class Meetings and the relevant approval authorities. As advised by the PRC legal advisers to the Company, the proposed issue of new A Shares and the new H Shares at different prices contemplated under the Subscription is legally enforceable under and in compliance with all the relevant rules and regulations in the PRC.

F. Adjustment to the Subscription Price and the Number of New A Shares and H Shares to be Subscribed

The subscription price and the number of new A Shares and H Shares to be subscribed shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date of new A Shares (11 December 2008) to the date of issue of the new A Shares and H Shares.

Assuming the subscription price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each Share as N, the number of new Shares or placing of each Share as K, the price of the new Shares or rights issue as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value is reserved up to two digits after the decimal place, and rounding to the last figure, and the subscription price for new A Shares shall not be less than its nominal value of RMB1.00 per A Share and the subscription price for new H Shares shall not be less than its HK$ equivalent of its nominal value of RMB1.00 per H Share), then

Dividends distribution: $P_1 = P_0 - D$;

Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;

Issue of new Shares or placing: $P_1 = (P_0+AK)/(1+K)$;

Combination of the three items: $P_1 = (P_0-D+AK)/(1+N+K)$.

G. The Subscription Prices

The A Shares Subscription Price

The subscription price of RMB3.16 per new A Share represents:

(a) a discount of approximately 5.11% over the closing price of RMB3.330 per A Share quoted on the Shanghai Stock Exchange on 26 November 2008, being the date of suspension of trading in the A Shares (the "Last Trading Date");

(b) a discount of approximately 9.46% over the average closing price of RMB3.490 per A Share quoted on the Shanghai Stock Exchange for the five trading days immediately prior to and including the Last Trading Date;

(c) a discount of approximately 10.89% over the average closing price of RMB3.546 per A Share as quoted on the Shanghai Stock Exchange for the 10 trading days immediately prior to and including the Last Trading Date; and

(d) a discount of approximately 9.97% over the average trading price of RMB3.510 per A Share as quoted on the Shanghai Stock Exchange for the 20 trading days immediately prior to and including the Last Trading Date.

As stated in the Letter from the Board, the pricing mechanism of issuing new A Shares at a discount to the market price is made pursuant to the "Measures on the Administration of Issuance of Securities by Listed Companies" and the "Regulations on the Implementation of the Non-public Issue of Shares of Listed Companies".

In order to ascertain the fairness and reasonableness of the A Shares Subscription Price, we consider that it would be appropriate, as well as to our best knowledge, to carry out a market comparison for other issuances of new shares by way of placing or subscription conducted by other non-financial companies listed on the Shanghai Stock Exchange which were announced since 1 June 2008 and before the date of the announcement of the Company on 10 December 2008 in relation to the Subscription (the "A Shares Comparables") as reference.

Set out below is the summary for the A Shares Comparables:

Date of announcement	Name of listed company (stock code)	Amount raised *(RMB million)*	Placing/ subscription price per share *(RMB)*	Approximate premium/ (discount) of placing/ subscription price per share over/ to the closing price on the last trading day prior to the release of the relevant announcement *(%)*	Approximate premium/ (discount) of placing/ subscription price per share over/ to average closing price per share in the 5 trading days prior to the release of the announcement *(%)*	Approximate premium/ (discount) of placing/ subscription price per share over/to average closing price per share in the 10 trading days prior to the release of the announcement *(%)*	Approximate premium/ (discount) of placing/ subscription price per share over/to average trading price per share in the 20 trading days prior to the release of the announcement *(%)*
3-Jun-08	Jiangsu Holly Corporation (600128)	520.0	10.99	(0.46)	(0.44)	(0.45)	(0.48)
6-Jun-08	Xinjiang Guannong Fruit & An (600251)	429.2	58.00	(0.19)	(0.19)	(0.21)	(0.23)
7-Jun-08	Baotou Beifang Chuangye Co (600967)	313.0	7.24	(0.29)	(0.31)	(0.31)	(0.36)
16-Jun-08	Keda Industrial Co Ltd (600499)	347.2	17.36	(0.07)	(0.09)	(0.13)	(0.19)
16-Jun-08	Yingyou Port Liability Co (600317)	2,910.0	14.55	0.40	0.33	0.23	0.18
8-Jul-08	Shanghai Fenghwa Group Co (600516)	1,146.4	9.98	(0.35)	(0.32)	(0.32)	(0.34)
14-Jul-08	Shanghai Ya Tong Co Ltd (600962)	403.0	10.98	(0.36)	(0.37)	(0.33)	(0.31)
16-Jul-08	Beiqi Foton Motor Co Ltd (600166)	1,037.4	9.88	0.37	0.31	0.38	0.38
8-Aug-08	Shanghai Chengtou Holding (600649)	668.7	15.61	50.39	51.00	46.64	44.58
19-Aug-08	Shanghai Dingli Technology (600614)	497.6	5.38	(23.90)	(27.63)	(34.04)	(46.35)
22-Aug-08	Shanghai Potevio Co Ltd (600680)	699.6	9.05	26.57	32.54	26.50	9.21
30-Aug-08	Zhejiang China Commodities (600415)	3,407.0	75.49	(12.59)	(12.04)	(14.34)	(16.23)
			Maximum	**50.39**	**51.00**	**46.64**	**44.58**
			Minimum	**(23.90)**	**(27.63)**	**(34.04)**	**(46.35)**
			Average	**3.29**	**3.57**	**1.97**	**4.98**
			Median	**(0.19)**	**(0.19)**	**(0.21)**	**(0.23)**
	A Shares Subscription	2,279	3.16	(5.11)	(9.46)	(10.99)	(9.97)

Source: the Shanghai Stock Exchange and Bloomberg

Shareholders should note that the businesses, prospects and use of proceeds of the Comparables illustrated above are not the same as the Company, as such, this information should be referenced with care.

As illustrated in the table above, the placing/subscription prices of the Comparables range from (i) a discount of approximately 23.90% to a premium of approximately 50.39% over the respective closing prices on the respective last trading days immediately prior to the date of the respective announcements (the "A Shares Last Trading Day Range"); (ii) a discount of approximately 27.63% to a premium of approximately 51.00% over the respective average closing prices for the last five trading days immediately prior to the date of the respective announcements (the "A Shares Last Five Trading Day Range"); (iii) a discount of approximately 34.04% to a premium of approximately 46.64% over the respective average closing prices for the last 10 trading days immediately prior to the date of the respective announcements (the "A Shares Last 10 Trading Day Range"); and (iv) a discount of approximately 46.35% to a premium of approximately 44.58% over the respective average trading prices for the last 20 trading days immediately prior to the date of the respective announcements (the "A Shares Last 20 Trading Day Range").

Given the A Shares Subscription Price of RMB3.16 per A Share represents (i) a discount of approximately 5.11% to the closing price of RMB3.330 per A Share as quoted on the Shanghai Stock Exchange on the Last Trading Date; (ii) a discount of approximately 9.46% to the average closing price of RMB3.490 per A Share as quoted on the Shanghai Stock Exchange for the last five trading days immediately prior to and including the Last Trading Date; (iii) a discount of approximately 10.89% to the average closing price of RMB3.546 per A Share as quoted on the Shanghai Stock Exchange for the last 10 trading days immediately prior to and including the Last Trading Date; and (iv) a discount of approximately 9.97% to the average trading price of RMB3.510 per A Share as quoted on the Shanghai Stock Exchange for the last 20 trading days immediately prior to and including the Last Trading Date, all the four discounts on the A Shares Subscription Price fall within the A Shares Last Trading Day Range, the A Shares Last Five Trading Day Range, the A Shares Last 10 Trading Day Range, and the A Shares Last 20 Trading Day Range respectively. As such, we consider that the A Shares Subscription Price is fair and reasonable.

The H Shares Subscription Price

The subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share represents:

(a) a premium of approximately 21.71% over the closing price of HK$0.930 per H Share as quoted on the Stock Exchange on 26 November 2008, being the date of suspension of trading in the H Shares (the "Last Trading Date");

(b) a premium of approximately 6.58% over the average closing price of HK$1.062 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the Last Trading Date;

(c) a premium of approximately 3.27% over the average closing price of HK$1.096 per H Share as quoted on the Stock Exchange for the 10 trading days immediately prior to the Last Trading Date;

(d) a premium of approximately 2.29% over the average closing price of HK$1.107 per H Share as quoted on the Stock Exchange for the 20 trading days immediately prior to the Last Trading Date; and

(e) the par value of the H Share of RMB1.00 each.

In order to ascertain the fairness and reasonableness of the H Shares Subscription Price, we consider that it would be appropriate, as well as to our best knowledge, to carry out a market comparison for other issuances of new shares by way of placing or subscription conducted by other non-financial companies listed on the main board of the Stock Exchange which were announced since 1 August 2008 and before the date of the announcement of the Company on 10 December 2008 in relation to the Subscription (the "Comparables") as reference.

Set out below is the summary for the Comparables:

Date of announcement	Name of listed company (stock code)	Amount raised *(HK$ million)*	Placing/ subscription price per share *(HK$)*	Approximate premium/ (discount) of placing/ subscription price per share over/to the closing price on the last trading day prior to the release of the relevant announcement *(%)*	Approximate premium/ (discount) of placing/ subscription price per share over/to average closing price per share in the 5 trading days prior to the last trading day *(%)*	Approximate premium/ (discount) of placing/ subscription price per share over/ to average closing price per share in the 10 trading days prior to the last trading day *(%)*
3-Aug-08	Smart Union Group (Holdings) Limited (2700)	26.80	0.29	(19.73)	(16.05)	(6.54)
4-Aug-08	Wing Hing International (Holdings) Limited (621)	15.50	1.43	(17.34)	(19.93)	(19.16)
14-Aug-08	The Sun's Group Limited (988)	150.00	2.10	(6.67)	(1.13)	(3.27)
25-Aug-08	China Water Industry Group Limited (1129)	66.80	0.18	(10.89)	(10.00)	(9.46)
2-Sep-08	Wah Nam International Holdings Limited (159)	118.50	0.50	(16.67)	(16.39)	(19.35)
18-Sep-08	Vitop Bioenergy Holdings Limited (1178)	2.90	0.13	10.35	(10.35)	2.68
19-Sep-08	Sino Prosper Holdings Limited (766)	31.20	0.13	(19.35)	(19.35)	(19.35)
23-Sep-08	Dore Holdings Limited (628)	58.00	0.17	(14.57)	(15.67)	(25.50)
24-Sep-08	China Conservational Power Holdings Limited (290)	19.30	0.25	(18.03)	(18.03)	(18.03)
25-Sep-08	Town Health International Holdings Company Limited (3886)	131.50	0.04	(18.37)	(18.70)	(25.23)
26-Sep-08	Vitop Bioenergy Holdings Limited (1178)	11.60	0.10	(5.00)	(9.52)	(13.64)
29-Sep-08	BYD Company Limited (1211)	1,793.00	8.00	(4.76)	(2.34)	(3.75)
2-Oct-08	Imagi International Holdings Limited (585)	183.00	0.49	40.58	(0.41)	(2.90)
15-Oct-08	Sino Prosper Holdings Limited (766)	7.80	0.03	(10.81)	(25.00)	(35.42)
12-Nov-08	Imagi International Holdings Limited (585)	155.50	0.40	45.45	33.33	34.23
13-Nov-08	Wonderful World Holding Limited (109)	25.68	0.02	(16.67)	(16.67)	(14.16)
18-Nov-08	Hopefluent Group Holdings Limited (733)	31.00	0.65	0.00	0.93	(8.32)
			Maximum	**45.45**	**33.33**	**34.23**
			Minimum	**(19.73)**	**(25.00)**	**(35.42)**
			Average	**(4.85)**	**(8.51)**	**(11.33)**
			Median	**(10.89)**	**(15.67)**	**(13.64)**
	H Shares Subscription	721	1.13	21.71	6.58	2.29

Source: the Stock Exchange and Bloomberg

Shareholders should note that the businesses, prospects and use of proceeds of the Comparables illustrated above are not the same as the Company, as such, this information should be referenced with care.

As illustrated in the table above, the placing/subscription prices of the Comparables range from (i) a discount of approximately 19.73% to a premium of approximately 45.45% over the respective closing prices on the respective last trading days immediately prior to the date of the respective announcements (the "Last Trading Day Range"); (ii) a discount of approximately 25.00% to a premium of approximately 33.33% over the respective average closing prices for the last five trading days immediately prior to the Last Trading Date (the "Last Five Trading Day Range"); and (iii) a discount of approximately 35.42% to a premium of approximately 34.23% over the respective average closing prices for the last 10 trading days immediately prior to the Last Trading Date (the "Last 10 Trading Day Range").

Given the H Shares Subscription Price of RMB1.00 (equivalent to approximately HK$1.13) per H Share represents (i) a premium of approximately 21.71% over the closing price of HK$0.93 per H Share as quoted on the Stock Exchange on the Last Trading Date; (ii) a premium of approximately 6.58% over the average closing price of HK$1.062 per H Share as quoted on the Stock Exchange for the last five trading days immediately prior to the Last Trading Date; and (iii) a premium of approximately 3.27% over the average closing price of HK$1.096 per H Share as quoted on the Stock Exchange for the last 10 trading days immediately prior to the Last Trading Date, all the three premium on the H Shares Subscription Price fall within the Last Trading Day Range, the Last Five Trading Day Range, and the Last 10 Trading Day Range respectively. As such, we consider that the H Shares Subscription Price is fair and reasonable.

The A Shares Subscription Price and the H Shares Subscription Price

Pursuant to the Subscription Agreements, the subscription price per new A Share and H Share is RMB3.16 and RMB1.00 respectively and the number of new Shares to be issued pursuant to the Subscription is equally split between the A Shares and the H Shares. The average subscription price of the A Shares Subscription Price and the H Shares Subscription Price amounted to RMB2.08 (the "Average Subscription Price"). The A Shares Subscription Price represents a premium of approximately 216% over the H Shares Subscription Price and the difference in the A Shares Subscription Price and the H Shares Subscription Price is mainly attributable to the difference in valuation and the investors in the A shares market and the H shares market.

To address the difference between the A Shares Subscription Price and the H Shares Subscription Price, we have compared the historical closing prices of the A Shares and the H Shares as set out in the table below:

	A Share price *HK$*	H Share price *HK$*	Premium of A Share price over H Share price *(%)*
Closing price per Share in the last trading day prior to the release of the announcement	3.769	0.930	305%
Average closing price per Share in the five trading days prior to the release of the announcement	3.950	0.998	296%
Average closing price per Share in the 10 trading days prior to the release of the announcement	4.014	1.082	271%
Average closing price per Share in the 20 trading days prior to the release of the announcement	3.623	1.106	228%

The table above illustrates that the average closing prices of A Shares were at a premium over the H Shares, ranging from approximately 228% to approximately 305%. The premium of 216% of the A Shares Subscription Price over the H Shares Subscription Price was even less than the lower end of the range we obtained.

In addition, as advised by the PRC legal advisers to the Company, pursuant to the "Measures on the Administration of Issuance of securities by Listed Companies"(上市公司證券發行管理辦法), the subscription price of the A shares under a non-public issue cannot be lower than 90% of the average trading price for 20 trading days immediately prior to and including the last trading date. In this case, the average trading price of the 20 trading days immediately prior to and including the Last Trading Date was RMB3.510 and its 90% is RMB3.155. In this regard, the Company could not set the A Shares Subscription Price below RMB3.155.

As set out in the paragraph headed "Possible financial effects of the Subscription on the Company" below, the proceeds raised from the Subscription will be used to repay loans, the interest expenses of the Company will decrease and the capital structure of the Company will be enhanced and thus, the future earning ability of the Company will be improved and it will be beneficial to the Shareholders.

The Average Subscription Price of RMB2.08 represents a premium of approximately 123.7% over the closing price of HK$0.93 per H Share on the Last Trading Date and a premium of approximately 11.2% over the unaudited net asset value per Share attributable to the Shareholders of approximately RMB1.87 as at 30 September 2008. Even though the H Shares Subscription Price is at a discount to the net asset value per Share, the net asset value per Share will still be improved, on a pro forma basis, from approximately RMB1.87 to RMB1.91 upon completion of the Subscription.

We noted that, from the financial report of the Company for the nine months ended 30 September 2008 published on the Shanghai Stock Exchange (the "Third Quarterly Report of 2008"), the net cash flow from operating activities for the nine months ended 30 September 2008 had decreased by approximately 54.6% over the corresponding period of the previous year to approximately RMB3,455 million. As the cash injection by the controlling Shareholder will improve the Company's current liquidity position which is not optimal for its existing operations, we have performed a cash value per Share analysis. As at 30 September 2008, the Group had an unaudited cash and bank balance of approximately RMB5,739 million and the cash value per Share amounted to approximately RMB0.87. The H Shares Subscription Price represents a premium of approximately 14.3% over the cash value per Share. Immediately upon completion of the Subscription, on a pro forma basis, the cash and bank balance will increase to approximately RMB8,739 million and the cash value per Share will increase to approximately RMB1.09.

To assess the benefit of issuing new H Shares alone, we have estimated the financial effect on earning per Share (the "EPS") on a pro forma basis. According to the Third Quarterly Report of 2008, the Company recorded a consolidated profit attributable to shareholders of approximately RMB28 million and an EPS of approximately RMB0.004. In addition, the Company recorded an operating loss during the period and had a negative tax rate. From recent financial news, we noted that the current one-year bank lending rate in the PRC was 5.58% per annum. Since the net proceeds of approximately RMB716.2 million from issuing 721,150,000 H Shares will be used for debt repayment, we estimated that, on a pro forma basis, the interest savings per annum amount to approximately RMB40.0 million or RMB0.005 per Share (based on 7,282,417,000 Shares).

As stated in the Letter from the Board, as long as the number of H Shares in issue accounts for 25% or above of the total issued capital of the Company, the Company can maintain its status as the "foreign invested stock enterprise" and will continue to enjoy various associated tax benefits, such as exemption of the city protection and construction tax and additional education fee. If the total number of the H Shares accounts for less than 25% of the total issued capital, the Company will be re-classified as "stock enterprise with foreign investment" and its tax burden may increase and its financial performance will be affected.

Notwithstanding that the H Shares Subscription Price is significantly lower than the A Shares Subscription Price, having considered that, (i) the Subscription is a commercial decision of the Company and the subscription prices of A Shares and H Shares were agreed after arm's length negotiations between the parties involved; (ii) the H Shares

Subscription Price represents a premium of approximately 21.71% over the closing price of HK$0.93 per H Share on the Last Trading Date and the premium of the H Shares Subscription Price Subscription fall within the relevant ranges of the Comparables; (iii) the difference in valuation and investors in the A shares market and the H shares market; (iv) the positive effect on EPS by issuing new H Shares at the H Shares Subscription Price based on our pro forma analysis; (v) the Average Subscription Price represents a premium of approximately 11.2% over the net asset value per Share as at 30 September 2008; (vi) the improvement in net asset value per Share from approximately RMB1.87 to RMB1.91 and in cash value per Share from RMB0.87 to RMB1.09 without requiring the Independent Shareholders to pay any consideration to the Company; (vii) the H Shares Subscription Price represents a premium of approximately 14.3% over the cash value per Share; (viii) the legal restriction on setting the A Shares Subscription Price; and (ix) the tax benefit associated with "foreign invested stock enterprise", we are of the view that the issue of both A Shares and H Shares pursuant to the Subscription is in the interest of the Company and the Shareholders as a whole.

H. Possible Financial Effects of the Subscription on the Company

As set out in the Letter from the Board, based on the 721,150,000 new A Shares to be issued under the A Shares Subscription Agreement and the 721,150,000 new H Shares to be issued under the H Shares Subscription Agreement, the gross proceeds from the A Shares Subscription and the H Shares Subscription are estimated to be approximately RMB2,279 million and RMB721 million respectively. The Company will use the proceeds of the Subscription to repay the principals of its bank loans.

The proceeds from the A Shares Subscription will be used to repay the following bank loans:

Serial No.	**Banks**	**Outstanding Loans** *(RMB million)*	**Date of Maturity**
1	Agricultural Bank of China, Dongshan Branch	500	20 April 2011
2	Industrial and Commercial Bank, Liuhua Branch	300	20 April 2011
3	Bank of China, Guangdong Province Branch	400	1 July 2011
4	Agricultural Bank of China, Dongshan Branch	500	29 July 2011
5	Industrial and Commercial Bank, Guangzhou Liuhua Branch	300	26 August 2011
6	Industrial and Commercial Bank, Guangzhou Liuhua Branch	300	13 October 2011
Total		2,300	

The proceeds from the H Shares Subscription will be used to repay the following bank loan:

Serial No.	Banks	Outstanding Loans *(US$ million)*	Date of Maturity
1	Bank of China, Guangdong Province Branch	148	5 December 2009
Total		148	

Note: If the proceeds being raised is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority order as stated above and any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the above-mentioned loans will be used as working capital of the Company.

Net asset value

According to the Third Quarterly Report of 2008, as at 30 September 2008, the unaudited consolidated total assets and shareholders' equity of the Company amounted to approximately RMB87,837 million and approximately RMB12,251 million respectively, and the unaudited net assets per Share attributable to the Shareholders amounted to approximately RMB1.87. Immediately upon completion of the Subscription, the total number of Shares in issue would increase to 8,003,567,000 and on a pro forma basis, the shareholders' equity of the Company would increase from approximately RMB12,251 million to approximately RMB15,251 million and the net asset value of the Company per Share would be increased to approximately RMB1.91.

Cash position and working capital position

According to the Third Quarterly Report of 2008, the Group had net current liabilities of approximately RMB34,718 million, with the total current assets and total current liabilities amounting to approximately RMB11,019 million and approximately RMB45,737 million respectively, as at 30 September 2008. The current ratio of the Group was approximately 0.24 times as at 30 September 2008. As the proceeds for the Subscription will be settled in cash and a portion of the proceeds will be used to repay a bank loan falling due in 2009, the overall working capital (defined as current assets minus current liabilities) of the Group would be improved. Upon completion of the Subscription and before any loan repayment, the cash balance of the Group would be increased by approximately RMB3 billion and on a pro forma basis, the current ratio would be improved to approximately 0.31 times.

Gearing position

According to the Third Quarterly Report of 2008, the unaudited consolidated total assets and total liabilities of the Group as at 30 September 2008 amounted to approximately RMB87,837 million and approximately RMB73,131 million respectively, and the gearing ratio (defined as total liabilities divided by total assets) of the Group was approximately 83.3%. Immediately upon completion of the Subscription and before any loan repayment, the total assets of the Group are expected to increase by approximately RMB3 billion and on a pro forma basis, the gearing ratio would be improved to approximately 80.5% accordingly. The gearing ratio would be improved to approximately 79.8% on a pro rata basis immediately after using all the net proceeds raised for loan repayment.

Based on the aforementioned analysis, in particular that, (i) there would be an improvement to the net asset value per Share to the Shareholders ; (ii) improvement of the overall working capital position of the Group; and (iii) positive impact on the gearing position of the Group, we are of the view that the Subscription was agreed on normal and commercial terms and is fair and reasonable so far as the Company and its Shareholders are concerned and is in the interest of the Company and its Shareholders as a whole.

I. Dilution of Independent Shareholders' Holdings

For reference and illustrative purposes only, the share capital and the shareholding structure of the Company immediately before and after completion of the Subscription will be as follows:

Holders of Shares	Immediately before the Subscription		Immediately after completion of the Subscription	
	Number of Shares *(thousands)*	Approximate percentage *(%)*	Number of Shares *(thousands)*	Approximate percentage *(%)*
CSAHC	3,300,000	50.30	4,021,150	50.24
Nan Lung	0	0.00	721,150	9.01
	3,300,000	50.30	4,742,300	59.25
Public Shareholders				
A Shares	1,500,000	22.86	1,500,000	18.74
H Shares	1,761,267	26.84	1,761,267	22.01
	3,261,267	49.70	3,261,267	40.75
Total	6,561,267	100.00	8,003,567	100.00

As illustrated from the table above, the shareholding in the Company by CSAHC, including its indirect holding of the new H Shares through Nan Lung, would increase from approximately 50.30% to 59.25% immediately upon completion of the Subscription. The aggregate shareholding in the Company by the Independent Shareholders would decrease from approximately 49.70% to 40.75% after the Subscription. The shareholding in the Company by the public Shareholders of A Shares would be diluted by approximately 4.12% from 22.86% to 18.74% and the shareholding in the Company by the public Shareholders of H Shares would be diluted by approximately 4.83% from 26.84% to 22.01% respectively.

Having taken into account the factors discussed in this letter including the potential benefits associated with the Subscription, we are of the view that the dilution to the shareholding of the existing Independent Shareholders is justifiable.

Note: In this letter, unless otherwise stated, certain amount denominated in RMB have been converted into HK$ using an exchange rate of RMB1.00 to HK$1.1319 for illustration purpose only. The exchange rates do not constitute representations that any amount has been, could have been, or may be exchanged at this or any other rates at all.

RECOMMENDATION

Taking into account the above principal factors, we are of the opinion that the Subscription Agreements are on normal commercial terms which are fair and reasonable so far as the Independent Shareholders are concerned and the Subscription is in the ordinary and usual course of business and in the interest of the Company and its Shareholders as a whole. We therefore advise the Independent Board Committee to recommend the independent H Share Shareholders to vote in favour of the special resolutions in respect of the Subscription to be proposed at the EGM and the relevant Class Meetings.

Yours faithfully,
For and on behalf of
BOCOM International (Asia) Limited
Simon Hua
Managing Director
Investment Banking Division

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling Shareholder.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or supervisors of the Company in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of Shareholders	Type of shareholding	Type of Shares	Number of shares held	% of the total issued H shares of the Company	% of the total issued domestic shares of the Company	% of the total issued share capital of the Company	Short position
CSAHC	Direct holding	A Shares	3,300,000,000	–	68.75%	50.30%	–
HKSCC Nominees Limited	Direct holding	H Shares	1,739,204,397	98.75%	–	26.51%	–

Note: Based on the information available to the Directors, chief executive and the supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and the supervisors of the Company were aware, as at the Latest Practicable Date:

1. Among the 1,739,204,397 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 106,368,000 H Shares (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors, chief executive and the supervisors of the Company are aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manners:

   (a) 105,243,000 H Shares, representing approximately 5.98% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by JF Asset Management Limited, which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

   (b) 1,125,000 H Shares, representing approximately 0.06% of the Company's then total issued H shares, were held in the capacity as investment manager by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc..

2. Among the 1,739,204,397 H Shares held by HKSCC Nominees Limited, Deutsche Bank Aktiengesellschaft (or certain of its controlled or indirectly controlled subsidiaries), namely had a long position of 88,776,879 H Shares and a short position of 31,696,749 H Shares, representing 5.04% and 1.80% respectively of the then total issued H Shares. According to the information as disclosed in the website of the Stock Exchange and so far as the directors, chief executive and supervisors of the Company were aware, Deutsche Bank Aktiengesellschaft held its interest in the Company in the following manner:

   (a) regarding the long position of 88,776,879 H Shares, 12,338,805 H Shares were held in the capacity of beneficial owner, 19,125,000 H Shares were held in the capacity of investment manager (through its controlled or indirectly controlled subsidiaries, namely Deutsche Asset Management (Japan) Limited (12,000,000 H Shares) and DWS Finanz-Service GmbH (750,000 H Shares)) and 63,687,264 H Shares were held in the capacity of person having a security interest in the H Shares; and

   (b) regarding the short position of 31,696,749 H Shares, 1,751,025 H Shares were held in the capacity of beneficial owner and 29,945,724 H Shares were held in the capacity of person having a security interest in the H Shares.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and supervisors of the Company, no other person (other than the Directors, chief executive or supervisors of the Company) had an interest or short position in the Shares or underlying Shares of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December 2007, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As disclosed in the unaudited 2008 interim report and unaudited quarterly results announcement of the Company dated 24 August 2008 and 29 October 2008, demand in the international aviation market declined as the global economy slowed down in the wake of the US sub-prime mortgage crisis, while the growth in the PRC aviation market was much lower than what was expected at the beginning of the year due to various unfavourable factors such as ballooning inflation, promulgation of a series of stringent monetary policies one after another, the snowstorm at the beginning of the year, the shortening of Labour Day holidays, and the earthquake in Sichuan. Increased stringent security inspection as a precaution for the Beijing Olympic Games also hampered the demand for aviation services to a certain extent. The global economic downturn further dampened the market sentiment in the PRC aviation industry. In midst of such market condition, the Group recorded an unaudited operating loss of approximately RMB1,386 million for the three months ended 30 September 2008. Save as disclosed, as at the Latest Practicable Date, the Directors confirmed that there was not any material adverse changes in the financial or trading position of the Group since 31 December 2007, the date to which the latest published audited consolidated accounts of the Group were made up.

7. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
BOCOM International	Licensed corporation under the SFO to engage in type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities

As at the Latest Practicable Date, BOCOM International had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, BOCOM International was not interested, directly or indirectly, in any assets which had since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

BOCOM International has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

8. DOCUMENTS AVAILABLE FOR INSPECTION

The Subscription Agreements will be available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 31 January 2009.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that the following meetings of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 26 February 2009:

(1) the extraordinary general meeting ("**EGM**") will be held at 2:00 p.m. or any adjournment thereof;

(2) the class meeting for holders of A shares ("**A Shares**") of the Company will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(3) the class meeting for holders of H Shares ("**H Shares**") of the Company will be held immediately after the conclusion of the class meeting for holders of A Shares or any adjournment thereof.

These meetings are to be held for the following purposes (unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 31 December 2008 (the "**Circular**") relating to, among other things, subscription of new A Shares by CSAHC and subscription of new H Shares by Nan Lung):

EGM

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1. "**THAT**, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited be and is hereby considered and approved."

2 "**THAT**, conditional upon the approval of the same by the holders of A Shares at the class meeting for holders of A Shares and by the holders of H Shares at the class meeting for holders of H Shares, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

2.1 Types of Shares to be issued and the par value

Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

2.2 Issue mechanism and subscription method

The A Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The H Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issue of A Shares and H Shares will be conducted separately.

Both non-public issued A Shares and non-public issued H Shares are to be subscribed in cash.

2.3 Targeted subscribers and their relationship with the Company

The targeted subscriber for the non-public issue of A Shares is CSAHC, the controlling shareholder of the Company.

The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

2.4 Price determination date

The price determination date of the non-public issue of A Shares was the date of publishing the announcement of the board resolution in relation to the non-public issue of A Shares, which is 11 December 2008.

2.5 Issue price

The issue price per A Share is RMB3.16, which is not less than 90% of the average trading prices of A Shares for the twenty consecutive trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

The issue price per H Share is the equivalent of RMB1.00 in Hong Kong dollar, which is not less than its par value and is therefore in compliance with the provisions of the Company Law of the People's Republic of China. The actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by People's Bank of China on the date of payment.

2.6 Number of Shares to be issued

The total number of A Shares to be issued under the non-public issue of A Shares is 721,150,000 Shares. The total number of H Shares to be issued under the non-public issue of H Shares is 721,150,000 Shares.

2.7 Adjustment to the number of Shares issue and the issue price

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new shares or placing of each share as K, the price of the new Shares or rights issue as A, distribution of dividends for each share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = P_0 - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;
Issue of new shares or placing: $P_1 = (P_0+AK)/(1+K)$;
Combination of the three items: $P_1 = (P_0-D+AK)/(1+N+K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.8 Restriction of selling of securities

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue. Nan Lung shall not sell the newly issued H shares for a period of 12 months from the date of such issue.

2.9 Place of listing

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

2.10 Use of proceeds

All the proceeds to be raised under the non-public issue of A Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of RMB2,300,000,000.

All the proceeds to be raised under the non-public issue of H Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of USD148,000,000.

If there is any remaining proceeds after repayment of the abovementioned bank loans, the same will be used as the working capital of the Company.

2.11 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing Shareholders of the Company after the non-public issue of A and H Shares.

2.12 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.13 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval at the EGM and Class Meetings."

3. "**THAT**, conditional upon the approval of the same by the holders of A Shares at the class meeting for holders of A Shares and by the holders of H Shares at the class meeting for holders of H Shares, the A Shares Subscription Agreement and the H Shares Subscription Agreement, copies of which are tabled at the EGM and marked "A" and initialed by the Chairman for identification purpose, be considered and approved."

4. "**THAT** any Director be and is hereby authorised to make appropriate and necessary amendments to the relevant provisions of the Articles of Association in order to reflect the changes in the registered capital and shareholding structure of the Company as a result of the Subscription and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary

or expedient and in the interest of the Company in respect of the amendments to the Articles of Association pursuant to the results of the Subscription and the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities)."

5. "**THAT** the following amendments to the Articles of Association be and are hereby approved, and any Director be and is hereby authorised to modify the wordings of such amendments as appropriate (such amendments will not be required to be approved by the shareholders of the Company) and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company for the purpose of effecting the publication or provision of the corporate communication to the holders of H Shares through the Company's website and fulfilling the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities):

   (a) clause 1 of the existing Article 91 be deleted in their entirety and be replaced by the following:

   "Notice of a shareholders' general meeting shall be given by way of announcement or by any other manner as provided in this Articles of Association (if necessary), not less than forty-five days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered, the date and the place of the meeting."

   (b) the existing Article 96 be deleted in its entirety and be replaced by the following:

   "Notice of shareholders' general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by announcement, by hand or by prepaid airmail to their addresses as shown in the register of shareholders.

   The notice for domestic shareholders shall be published in one or more newspapers designated by the securities governing authority of the State Council not less than forty-five days before the date of the meeting; after the publication of notice, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

   The notice for holders of Overseas Foreign Listed Shares shall be published on the website of the Company (www.csair.com) not less than forty-five days before the date of the meeting; after such publication, the holders of Overseas Foreign Listed Shares shall be deemed to have received the notice of the relevant shareholders' general meeting."

(c) the first clause of the existing Article 157 be deleted in their entirety and be replaced with the following:

"Notice of a class meeting shall be given by way of announcement or by any other manner as provided in this Articles of Association (if necessary) not less than forty-five days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting."

(d) the following paragraph be added as a new Article in Chapter 26 of the Articles of Association:

"Any requirement in this Articles of Association for the Company to send, mail, dispatch, issue, publish or otherwise make available any Corporate Communication may, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange in the place where the Company's shares are listed and the Articles of Association, be satisfied by the Company by making available the Corporate Communication on the website of the Company (www.csair.com) or by sending or providing the same through electronic means."

(e) the following definition of "Corporate Communication" be added to Chapter 27 of the Articles of Association:

"Corporate Communication"	refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors' report, its annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form, within the meaning ascribed thereto under the listing rules of the stock exchange where the Company's shares are listed

(f) the articles of the Articles of Association be and are hereby re-numbered accordingly, if necessary."

6. "**THAT** the following amendments to the procedural rules of the shareholders' general meeting of the Company be and are hereby approved, and any Director be and is hereby authorised to modify the wordings of such amendments as appropriate (such amendments will not be required to be approved by the shareholders of the Company) and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company for the purpose of effecting the publication or provision of the Corporate Communication to the holders of H Shares through the Company's website and fulfilling the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities:

   The existing Article 17 be deleted in its entirety and be replaced with the following:

   "Upon convening of a shareholders' general meeting, the board of directors shall serve a notice of not less than 45 days (when calculating the period of notice, the Company shall exclude the date of the genera meeting) to all the shareholders on the register on the record date by way of announcement or by any other means (if necessary). The notice for the class meetings shall only be sent to those shareholders who have rights to vote on such meeting.""

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

7. "**THAT**, the "report on the use of funds raised in previous fund raising exercise", a copy of which is tabled at the EGM and marked "B" and initialed by the Chairman for identification purpose, be and is hereby considered and approved."

8. "**THAT**, the "feasibility study report on the funds raised from the non-public issue of A Shares of China Southern Airlines Company Limited" and the "feasibility study report on the funds raised from the non-public issue of H Shares of China Southern Airlines Company Limited", copies of which are tabled at the EGM and marked "C" and initialed by the Chairman for identification purpose, be and is hereby considered and approved."

9. "**THAT**, the waiver from making a mandatory general offer to the Independent Shareholders by CSAHC and Nan Lung be and is hereby considered and approved."

10. "**THAT**, the Board be and is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares."

11. "**THAT** the Company may send or supply corporate communication to the holders of H Shares in relation to whom the following conditions are met by making such Corporate Communication available on the Company's own website be and is hereby approved:

    (i) each holder of H Shares has been asked individually by the Company to agree that the Company may send or supply corporate communication generally, or any corporate communication in question, to him by means of the Company's own website; and

    (ii) the Company has not received a response indicating objection from the holder of H Shares within the period of 28 days beginning with the date on which the Company's request was sent.

    The holders of H Shares in relation to whom the aforesaid two conditions are met shall be taken to have agreed that the Company may send or supply Corporate Communication to such Shareholders by making such Corporate Communication available at the Company's own website, provided that a holder of H Shares is not taken to have so agreed if the Company's request did not state clearly what the effect of a failure to respond would be or was sent less than 12 months after a previous request made to him for such purposes in respect of the same class of corporate communications.

    "Corporate communication" means any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors' report, its annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form."

MEETING FOR HOLDERS OF A SHARES

To consider and, if thought fit, approve the following resolutions:

AS SPECIAL RESOLUTIONS

1. "**THAT**, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited be and is hereby considered and approved."

2 "**THAT**, conditional upon the approval of the same by the holders of H Shares at the class meeting for holders of H Shares and by the Shareholders at the EGM, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

    2.1 Types of Shares to be issued and the par value

    Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

2.2 Issue mechanism and subscription method

The A Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The H Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issue of A Shares and H Shares will be conducted separately.

Both non-public issued A Shares and non-public issued H Shares are to be subscribed in cash.

2.3 Targeted subscribers and their relationship with the Company

The targeted subscriber for the non-public issue of A Shares is CSAHC, the controlling shareholder of the Company.

The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

2.4 Price determination date

The price determination date of the non-public issue of A Shares was the date of publishing the announcement of the board resolution in relation to the non-public issue of A Shares, which is 11 December 2008.

2.5 Issue price

The issue price per A Share is RMB3.16, which is not less than 90% of the average trading prices of A Shares for the twenty consecutive trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

The issue price per H Share is the equivalent of RMB1.00 in Hong Kong dollar, which is not less than its par value and is therefore in compliance with the provisions of the Company Law of the People's Republic of China. The actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by People's Bank of China on the date of payment.

2.6 Number of Shares to be issued

The total number of A Shares to be issued under the non-public issue of A Shares is 721,150,000 Shares. The total number of H Shares to be issued under the non-public issue of H Shares is 721,150,000 Shares.

2.7 Adjustment to the number of Shares issue and the issue price

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or placing of each Share as K, the price of the new Shares or rights issue as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding to the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = P_0-D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;
Issue of new Shares or placing: $P_1 = (P_0+AK)/(1+K)$;
Combination of the three items: $P_1 = (P_0-D+AK)/(1+N+K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.8 Restriction of selling of securities

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue. Nan Lung shall not sell the newly issued H shares for a period of 12 months from the date of such issue.

2.9 Place of listing

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

2.10 Use of proceeds

All the proceeds to be raised under the non-public issue of A Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of RMB2,300,000,000.

All the proceeds to be raised under the non-public issue of H Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of USD148,000,000.

If there is any remaining proceeds after repayment of the abovementioned bank loans, the same will be used as the working capital of the Company.

2.11 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing Shareholders of the Company after the non-public issue of A and H Shares.

2.12 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.13 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval at the general meeting and class meetings."

3. "**THAT**, conditional upon the approval of the same by the holders of H Shares at the class meeting for holders of H Shares and by the Shareholders at the EGM, the A Shares Subscription Agreement and the H Shares Subscription Agreement, copies of which are tabled at the class meeting for the holders of A Shares and initialed by the Chairman for identification purpose, be considered and approved."

4. "**THAT** any Director be and is hereby authorised to make appropriate and necessary amendments to the relevant provisions of the Articles of Association in order to reflect the changes in the registered capital and shareholding structure of the Company as a result of the Subscription and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company in respect of the amendments to the articles of association of the Company pursuant to the results of the Subscription and the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities)."

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolutions:

AS SPECIAL RESOLUTIONS

1. "**THAT**, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares Subscription by China Southern Airlines Company Limited be and is hereby considered and approved."

2 "**THAT**, conditional upon the approval of the same by the holders of A Shares at the class meeting for holders of A Shares and by the Shareholders at the EGM, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

2.1 Types of Shares to be issued and the par value

Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

2.2 Issue mechanism and subscription method

The A Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The H Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issue of A Shares and H Shares will be conducted separately.

Both non-public issued A Shares and non-public issued H Shares are to be subscribed in cash.

2.3 Targeted subscribers and their relationship with the Company

The targeted subscriber for the non-public issue of A Shares is CSAHC, the controlling shareholder of the Company.

The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

2.4 Price determination date

The price determination date of the non-public issue of A Shares was the date of publishing the announcement of the board resolution in relation to the non-public issue of A Shares, which is 11 December 2008.

2.5 Issue price

The issue price per A Share is RMB3.16, which is not less than 90% of the average trading prices of A Shares for the twenty consecutive trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

The issue price per H Share is the equivalent of RMB1.00 in Hong Kong dollar, which is not less than its par value and is therefore in compliance with the provisions of the Company Law of the People's Republic of China. The actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by People's Bank of China on the date of payment.

2.6 Number of Shares to be issued

The total number of A Shares to be issued under the non-public issue of A Shares is 721,150,000 Shares. The total number of H Shares to be issued under the non-public issue of H Shares is 721,150,000 Shares.

2.7 Adjustment to the number of Shares issue and the issue price

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new shares or placing of each share as K, the price of the new shares or rights issue as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding to the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = P_0 - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;
Issue of new Shares or placing: $P_1 = (P_0+AK)/(1+K)$;
Combination of the three items: $P_1 = (P_0-D+AK)/(1+N+K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.8 Restriction of selling of securities

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue. Nan Lung shall not sell the newly issued H shares for a period of 12 months from the date of such issue.

2.9 Place of listing

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

2.10 Use of proceeds

All the proceeds to be raised under the non-public issue of A Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of RMB2,300,000,000.

All the proceeds to be raised under the non-public issue of H Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of USD148,000,000.

If there is any remaining proceeds after repayment of the abovementioned bank loans, the same will be used as the working capital of the Company.

2.11 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing Shareholders of the Company after the non-public issue of A and H Shares.

2.12 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.13 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval at the general meeting and class meetings."

3. "**THAT**, conditional upon the approval of the same by the holders of A Shares at the class meeting for holders of A Shares and by the Shareholders at the EGM, the A Shares Subscription Agreement and the H Shares Subscription Agreement, copies of which are tabled at the class meeting for the holders of H Shares and initialed by the Chairman for identification purpose, be considered and approved."

4. "**THAT** any Director be and is hereby authorised to make appropriate and necessary amendments to the relevant provisions of the Articles of Association in order to reflect the changes in the registered capital and shareholding structure of the Company as a result of the Subscription and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company in respect of the amendments to the articles of association of the Company pursuant to the results of the Subscription and the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities)."

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
31 December 2008

As at the date of this notice, the Directors include Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the EGM and the Class Meetings**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of 23 January 2009 ("Eligible Shareholders") or their representatives are entitled to attend the EGM and the Class Meetings after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM and the Class Meetings". Holders of A Shares shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the EGM and the Class Meetings**

   a. Eligible Shareholders who intend to attend the EGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before 6 February 2009, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM and the Class Meetings as Attachment A.

   b. When attending the EGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c. Holders of H Shares who intend to attend the EGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 23 January 2009.

d. 24 January 2009 to 26 February 2009 (both days inclusive), during which period no transfer of H Shares will be registered.

3. **Proxies**

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a Shareholder. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Each holder of A Shares who is entitled to attend and vote at the class meeting for the A Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM and the Class Meetings as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM and the Class Meetings. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and/or the Class Meetings, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. **Miscellaneous**

a. The EGM and the Class Meetings are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8611 2436, 8611 2552
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Wu Dong Hua and Wang Peng Ce

c. All holders of A Shares whose names appear on the register of holders of A Shares of the Company at the close of trading in the afternoon of 23 January 2009 shall be entitled to attend the EGM and the Class Meeting for holders of A Shares by way of on-site voting or online voting via the internet. For details, please refer to the relevant notice of EGM and Class Meetings for the holders of A Shares published on the website of the Shanghai Stock Exchange.